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                                                                    Exhibit 19

BUTLER MANUFACTURING COMPANY
1ST QUARTER SHAREHOLDER LETTER


Butler's first quarter sales of $203 million were up 5% compared with a year ago. Net earnings from operations were $1.2 million, or $.17 per share compared with $1.2 million, or $.15 per share, last year. After considering the currency translation loss in Brazil of $1 million, or $.13 per share, total net earnings were $.3 million, or $.04 per share for the quarter.

The increase in earnings per share is attributable to our share repurchase program. During the first quarter this year we acquired approximately 151,000 shares of Butler stock for a total investment of approximately $3.6 million. This was in addition to the 400,000 shares of stock we acquired in the latter half of 1998, totaling about $10.3 million.

The quarter benefited from improved results at our Vistawall group, our China metal buildings subsidiary, and our Butler Real Estate and Butler Construction operations. However these improvements were offset by decreased sales and earnings in our U. S. Building Systems group and disappointing results in Europe.

We had previously announced that as a consequence of discontinuing manufacturing operations in Brazil, we expected a currency translation loss in the first quarter of up to $2 million due to the Brazilian government's decision to let its currency, the real, fluctuate in value compared with the U.S. dollar. In fact, the real recovered modestly since the announced devaluation, which led to the smaller loss reflected in first quarter results. The currency loss is a non-cash charge against earnings.

Operating results for the Building Systems group were mixed. Our U.S. metal buildings business sales were down 7%, and earnings, while positive, were off significantly compared with the first quarter last year. Lower shipments early in the quarter, and the attendant unabsorbed fixed costs, led to the earnings decline. U.S. building orders strengthened each month of the quarter, and the business had a record backlog at the end of March. Lester wood frame building sales were up 7%, but their operating loss was about the same as last year, indicative of the tougher pricing conditions that exist in the markets served. While the Lester backlog was up 40% at the end of March, the outlook for the balance of the year remains challenging because of weak economic conditions in the general agricultural and confinement hog building markets, both of which are important to Lester.

Our metal building subsidiary in China enjoyed a stellar quarter. Sales more than doubled and the business was solidly profitable compared with a loss in the first quarter last year. Backlog was up 37%, as this business continues to gain momentum and greater capability day by day. Europe had slightly lower sales and a higher operating loss compared with the first quarter last year. The backlog in this business is well below the level of a year ago, and we anticipate the second quarter loss will be greater as a result. The move of manufacturing operations from the United Kingdom to our lower cost plant in Hungary is on schedule and will be complete by mid-1999. We expect to begin to realize the savings related to this move during the second half of the year. The operating loss in our Brazilian subsidiary was relatively minor, as expected, and substantially lower than the loss a year ago. All remaining projects in Brazil will be completed in the second quarter.




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The Vistawall group had an outstanding quarter with sales up 13% and operating earnings up 45% compared with a year ago. Superior customer service and a good commercial construction market were the primary ingredients fueling the success. Backlog is solid and up 8% compared with the first quarter last year.

Butler Real Estate had an excellent quarter with operating earnings three times greater than last year. Butler Construction's results improved with first quarter sales of approximately $23 million, 11% ahead of last year. This business was solidly profitable compared with a first quarter loss in 1998. Backlog in the construction business is up 21% compared to a year ago.

Overall operating results were good in the first quarter, particularly considering the slower start of our core U.S. metal buildings business. Butler's results demonstrate the improved earnings stability that is achievable by serving diverse segments of the domestic nonresidential construction markets and select international markets. The outlook for the year remains promising. We enter the second quarter with an excellent backlog of $315 million, an increase of 2% compared with a year ago, and expect 1999 annual operating earnings to show substantial improvement over 1998.


Cordially yours,



John Holland
President and Chief Executive Officer

April 16, 1999
Butler Manufacturing Company